SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2006

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number            000-25927

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Macatawa Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MACATAWA BANK CORPORATION
10753 Macatawa Drive
Holland, Michigan 49424

MACATAWA BANK
401(k) PLAN

TABLE OF CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2006 and 2005

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-	9

Supplementary Information for the Year Ended December 31, 2006

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 25, 2007

Audit Committee
Macatawa Bank 401(k) Plan
Holland, Michigan

We have audited the accompanying statements of net assets available for benefits of the Macatawa Bank 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Macatawa Bank 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2006 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Rehmann Robson

Grand Rapids, MI

MACATAWA BANK
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2006	2005

ASSETS
Investments, at fair value
Mutual funds	$14,251,132	$11,307,679
Money market funds	319,416	-
Macatawa Bank Corporation common stock	1,302,111	1,272,463
Participant loans	535	1,949

Total investments, at fair value	15,873,194	12,582,091

Receivables
Employee contributions	5,480	-
Accrued dividends	4,603	37,894

Total receivables	10,083	37,894

Cash, non-interest bearing	37,283	31,841

Total assets	15,920,560	12,651,826

LIABILITIES
Excess contributions payable	-	12,363
Due to broker for securities sold	-	7,683

Total liabilities	-	20,046

Net assets available for benefits	$15,920,560	$12,631,780

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31

	2006	2005

Additions to net assets attributed to
Net investment income (loss)
Net appreciation in aggregate fair value of
mutual funds	$847,037	$547,375
Net (depreciation) appreciation in fair value of
Macatawa Bank Corporation common stock	(114,125)	232,550
Dividend and interest income	863,868	356,867

Total net investment income	1,596,780	1,136,792

Contributions
Participants'	1,368,335	1,173,877
Employers'	690,911	613,080
Rollovers	536,656	646,283

Total contributions	2,595,902	2,433,240

Total additions	4,192,682	3,570,032

Deductions from net assets attributed to
Benefits paid to participants	903,902	739,240
Refunds of excess contributions	-	12,363

Total deductions	903,902	751,603

Net increase	3,288,780	2,818,429

Net assets available for benefits
Beginning of year	12,631,780	9,813,351

End of year	$15,920,560	$12,631,780

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Macatawa Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, or Summary Plan Description for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all full-time employees of Macatawa Bank Corporation (“Plan Sponsor” or “Corporation”) who have attained the age of 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute annual compensation, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code. Participants who have attained age 50 before the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan’s Sponsor contributes an amount equal to 100% of the first 3% and 50% of the second 3% of base compensation that a participant contributes to the Plan. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 16 mutual funds, a money market fund and shares of Macatawa Bank Corporation common stock as investment options for participants. Contributions are subject to certain limitations.

Contributions received from participants for 2005 are net of payments of $12,363 made in 2006 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2005.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Plan Sponsor match, and an allocation of Plan earnings. Plan earnings are allocated based on the ratio of each participant’s account balance to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in employee deferral and employer matching contributions, plus actual earnings thereon.

Participant Loans

Participant loans, although not permitted by the terms of the current Plan, result from participant rollovers from predecessor employer plans. The loans are collateralized by the balance in the participant’s account and bear interest at annual rate of 5.75%, with expected maturities through March 2007. Principal and interest is collected ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account as defined by the Plan agreement. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, legal, recordkeeping, and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Advisory Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

Mutual funds and shares of Macatawa Bank Corporation common stock are stated at fair value, based upon quoted market prices. Money market fund investment and participant loans are reported at cost, which approximates fair value.

Unrealized appreciation or depreciation in the aggregate fair value of mutual fund investments and shares of Macatawa Bank Corporation common stock represents the net change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average costs of investments sold.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Payment of Benefits

Benefits are recorded when paid.

2.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2006	2005

Investments at fair value as determined by
quoted market price
Mutual Funds
Dodge and Cox Stock Fund	$2,417,930	$1,532,603
Fidelity Diversified International Fund	1,823,804	1,160,029
Neuberger Berman Genesis Investor Fund	1,529,522	1,286,158
Fidelity Spartan U.S. Equity Index Fund	1,521,005	1,544,289
Columbia Acorn Fund	1,346,459	926,958
Fidelity Dividend Growth Fund	1,336,877	1,227,429
Fidelity Government Income Fund	-	672,391
Common Stock
Macatawa Bank Corporation	1,302,111	1,272,463

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are held in shares of common stock of the Plan sponsor, or managed by Northern Trust Corporation and, therefore, these transactions qualify as party-in-interest. The Plan’s investment in participant loans and Macatawa Bank Corporation common stock as of December 31, 2006 and 2005 represent party-in-interest investment transactions.

Macatawa Bank Corporation, through its trust department, serves as trustee, custodian, and recordkeeper for the Plan. Therefore, all transactions between the Plan and Macatawa Bank constitute party-in-interest transactions. The 61,247 and 34,977 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2006 and 2005 represent approximately 0.38% and 0.34% of the Corporation’s total outstanding shares of common stock, respectively.

Cash dividends of $31,996 and $18,743 were paid to the Plan by Macatawa Bank Corporation during 2006 and 2005, respectively, based on shares of common stock held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statements of Changes in Net Assets Available for Benefits. A stock dividend equal to 5% and 15% of the outstanding shares of common stock was declared and paid by Macatawa Bank Corporation in 2006 and 2005, respectively. As a result of this stock dividend, Macatawa Bank Corporation issued 2,106 and 3,711 additional shares of Macatawa Bank Corporation common stock to the Plan as of December 31, 2006 and 2005, which were recorded by the Plan at the aggregate fair value of the shares of $68,024 and $123,058, respectively, on the record dates in each year.

4.	INCOME TAX STATUS

The Corporation’s Board of Directors adopted the Macatawa Bank Prototype 401(k) plan document. The plan document has received an opinion letter from the Internal Revenue Service dated January 12, 2004, stating that the written form of the underlying prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Sections 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	RISKS AND UNCERTAINTIES

The Plan provides for investment options in a money market fund, various mutual funds and in shares of Macatawa Bank Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

Refunds of excess contributions represent amounts owed to highly compensated individuals as a result of IRS nondiscrimination testing. This amount is accrued as a plan liability for financial statement reporting purposes but recorded only when paid in the Form 5500.

The following is a reconciliation of net assets available for benefits reported in these financial statements to the amounts reported on Form 5500 at December 31, 2005:

Net assets available for benefits reported
in these financial statements	$12,631,780
Refunds of excess contributions	12,363

Net assets available for benefits reported on
the Form 5500	$12,644,143

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of change in net assets available for benefits reported in these financial statements to the amounts reported in the Form 5500 at December 31:

	2006	2005

Net increase in assets available for benefits
reported in these financial statements	$3,288,780	$2,818,429
Refunds of excess contributions	(12,363)	12,363

Net increase in assets available for benefits
reported in the Form 5500	$3,276,417	$2,830,792

*  *  *  *  *

SUPPLEMENTARY INFORMATION

MACATAWA BANK
401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

PLAN # 001
EIN 38-3378283

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	Mutual funds
	Dodge and Cox Funds	Dodge and Cox Stock Fund, 15,756 shares	$2,417,930
	Fidelity Investments	Diversified International Fund, 49,359 shares	1,823,804
		Neuberger Berman Genesis Investor Fund,
	Neuberger Berman	45,849 shares	1,529,522
	Fidelity Investments	Spartan U.S. Equity Index Fund 30,311 shares	1,521,005
	Columbia	Columbia Acorn Fund, 45,320 shares	1,346,459
	Fidelity Investments	Dividend Growth Fund, 42,199 shares	1,336,877
	Fidelity Investments	Government Income Fund, 74,732 shares	750,305
	Vanguard	Vanguard Mid-Cap Index Fund, 33,996 shares	672,447
	Federated	Kaufman Fund, 112,425 shares	636,326
	Value Line Mutual Funds	Value Line Income & Growth Fund, 64,996 shares	556,757
	T. Rowe Price International	T. Rowe Price PS Balanced Fund, 19,631 shares	393,801
	American Fund	American Funds AMCAP R5 Fund, 19,583 shares	393,034
	T. Rowe Price International	T. Rowe Price PS Growth Fund, 11,642 shares	295,237
	T. Rowe Price International	T. Rowe Price PS Income Fund, 15,829 shares	250,737
	T. Rowe Price International	T. Rowe Price Growth Stock Fund, 5,808 shares	183,696
	Wells Fargo	Wells Fargo Opportunity Fund, 3,439 shares	143,195

			14,251,132
	Money market funds
*	Northern Trust	Money Market Fund, 319,416 shares	319,416
	Common stock
*	Macatawa Bank Corporation	Common stock, 61,247 shares	1,302,111
	Loans
*	Participant loans	Maturing in March 2007 with annualized interest rate of 5.75% collateralized by participants account balances	535

	Total Investments		$15,873,194

(*)     An asterisk in this column identifies a person known to be a party-in-interest.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Macatawa Bank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2007	MACATAWA BANK CORPORATION By: /s/ Thomas DeWitt —————————————— Thomas DeWitt

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm